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                                                               EXHIBIT(a)(5)(C)


FOR IMMEDIATE RELEASE


    MENTOR GRAPHICS ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD
                   ON PROPOSED ACQUISITION OF IKOS SYSTEMS

WILSONVILLE, OR -- January 15, 2002 -- Mentor Graphics Corporation (Nasdaq:
MENT) today announced that the applicable waiting period required under the Hart-Scott-Rodino Act has expired without the Federal Trade Commission taking any action in opposition to the proposed acquisition of IKOS Systems, Inc. (Nasdaq: IKOS).

Pursuant to an all cash tender offer, Mentor Graphics is offering to acquire IKOS Systems for $11.00 in cash per share of IKOS common stock. The offer represents a premium of 37% over the Nasdaq closing price of IKOS stock on December 6, 2001 and a premium of 49.5% over IKOS' closing price on June 29, 2001, the last trading day before IKOS announced its proposed acquisition by Synopsys, Inc. (Nasdaq: SNPS). Furthermore, the offer represents a premium of 87% over the average closing price of IKOS stock for the thirty trading days ended December 6, 2001. In addition, Mentor Graphics' offer is subject to fewer conditions than the Synopsys proposal and can be consummated months earlier than the Synopsys proposal. Mentor Graphics' offer is not subject to any financing condition and is scheduled to expire at 12:00 Midnight, New York City time on Friday, January 25, 2002, unless extended.

ABOUT MENTOR GRAPHICS

Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, Mentor Graphics reported revenues over the last 12 months of more than $600 million and employs approximately 3,000 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are

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located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide
Web site: www.mentor.com.

Mentor Graphics is a registered trademark of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

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CONTACTS

Mentor Graphics Corporation            The Abernathy MacGregor Group
Ryerson Schwark                        Chuck Burgess
Tel: 503-685-1660                      Jason Thompson
                                       Tel: 212-371-5999